FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 6, 2006

Commission File Number     001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not r equired to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AUO May 2006 Consolidated Revenues Totaled NT$20.1 Billion”, dated June 6, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 6, 2006	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited consolidated results of operations for FY2005. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form F-3 filed with the United States Securities and Exchange Commission on July 8th, 2005.

AUO May 2006 Consolidated Revenues Totaled NT$20.1 Billion

Issued by: AU Optronics Corp.
Issued on: June 6, 2006

Hsinchu, Taiwan, June 6, 2006 –

     AU Optronics Corp. (“AUO”or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated May 2006 monthly revenues of NT$20,134 million and unconsolidated revenues totaled NT$20,127 million, both representing a 10.3% sequential decline. On a year-over-year comparison, both May 2006 consolidated and unconsolidated revenues increased by 30.9%

     Shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and other applications, reached 3.40 million units, a slight 1.5% decrease from April 2006. Shipments of small-and-medium-sized panels presented a 12.6% sequential decline to 6.03 million.

     “During the second quarter of 2006, the industry is witnessing a faster and larger than expected ASP decline in all product segments, though the price erosion for PC panels in June has mitigated.” said Dr. Hui Hsiung, Executive VP of AUO. “While there are some changes on the market situation recently, LCD TV sales remain solid and our expectation for the 2H 2006 demand remains unchanged.”

     Based on the current available information and market conditions, AUO’s second quarter 2006 business outlook updates are:

     Large panel shipments are expected to increase by high single digit percentage; which apply to both PC panel and TV panel shipments. Small & medium panel shipments are expect to increase by mid-teens percentage instead. The QoQ

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blended ASP for PC panel is anticipated to decline by mid-to high-teens percentage, while blended ASP for TV panel to drop by about 10%. Fabs overall loading rate expects to be around 90%.

     (a)Large-size refers to panels that are 10 inches and above in diagonal measurement while small- and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales(1)(2)	Consolidated(3)	Unconsolidated
May 2006	20,134	20,127
April 2006	22,444	22,444
M-o-M Growth	(10.3%)	(10.3%)
May 2005	15,380	15,379
Y-o-Y Growth	30.9%	30.9%
January to May 2006	108,830	108,812
January to May 2005	69,130	69,058
Y-o-Y Growth	57.4%	57.6%

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2)	Monthly figures are unaudited, prepared by AU Optronics Corp.
(3)	Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 15.1%* of global market share and generated revenue of NT$217.4billion (US$6.75 bn)* in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, three 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and AUO Technology Center specializing in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

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*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated June, 2006. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawenhsiao@auo.com